ALSTON&BIRD LLP

Bank of America Plaza

101 South Tryon Street, Suite 4000

Charlotte, NC 28280-4000

704-444-1000

Fax: 704-444-1111

www.alston.com

Beth R. MacDonald	Direct Dial: 704-444-1179	E-mail: bmacdonald@alston.com

October 12, 2004

VIA EDGAR Transmission

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ScanSource, Inc. —Preliminary Proxy Materials for Annual Meeting

Ladies and Gentlemen:

On behalf of ScanSource, Inc., transmitted herewith, via EDGAR, are the Preliminary Proxy Statement and form of Proxy for the Annual Meeting of Shareholders of ScanSource, Inc., currently scheduled for December 2, 2004. We anticipate that the definitive form of such Proxy Statement and related materials will be distributed to shareholders on or about October 28, 2004.

Should you have any questions, please contact the undersigned at (704) 444-1179.

Very truly yours,

/s/ Beth R. MacDonald
Beth R. MacDonald

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